UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 6)*

THE STANDARD REGISTER COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

853887206
(CUSIP Number)

Frederick H. Fogel Silver Point Capital, L.P. 2 Greenwich Plaza, First Floor Greenwich, CT 06830 (203) 542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D
1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,647,233

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,647,233

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1   This percentage is calculated based upon 8,227,050 shares of common stock outstanding as of September 28, 2014 as reported in the Issuer's Form 10-Q filed October 31, 2014.

13D
1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D
1		NAMES OF REPORTING PERSONS

Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0% [1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 to Schedule 13D filed on October 28, 2013, as amended by Amendment No. 2 to Schedule 13D filed on April 21, 2014, as amended by Amendment No. 3 filed on May 12, 2014, as amended by Amendment No. 4 filed on June 16, 2014, and as amended by Amendment No. 5 filed on December 9, 2014 (as amended, the "Schedule 13D").  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                                        Purpose of Transaction.

Item 4(A) of the Schedule 13D is hereby supplemented by adding the following:

On December 24, 2014, Anthony DiNello, an employee of Silver Point and a director nominee of the Minority Shareholders, resigned from his position as a director of the Issuer. On December 24, 2014, the Minority Shareholders provided notice to the Issuer in accordance with the Shareholders Agreement to designate Frederic F. Brace, an individual not affiliated with Silver Point, to the Board. On December 29, 2014, the Board elected Frederic F. Brace to the Board.

Item 4(B) of the Schedule 13D is hereby supplemented by adding the following:

Silver Point plans to acquire the 1,338 vested shares previously granted to Anthony DiNello, a former director of the Issuer and employee of Silver Point. The Reporting Persons already exercise the sole power to vote in accordance with an understanding between Silver Point and Mr. DiNello pursuant to which he holds such shares for the benefit of Silver Point and certain of its affiliates.

As a major creditor of the Issuer, in addition to having the shareholdings in the Issuer identified herein, the Reporting Persons intend to closely monitor and evaluate their  interest in, and intentions with respect to, the Issuer. The Reporting Persons may at any time and from time to time exercise any of the rights the Reporting Persons may have under their credit agreements with the Issuer, including demanding payment when amounts thereunder are due, whether at stated maturity or upon acceleration after any default, and enforcing their rights if a default occurs. In their capacity as a significant secured lender of the Issuer, employees of the Reporting Persons may from time to time discuss with senior executives of the Issuer possible plans and proposals that relate to or would result in certain matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 7.                      Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated December 30, 2014.
2
Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company, the shareholders named therein and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.5 to The Standard Register Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2013).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2014	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: December 30, 2014	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually